Exhibit  4.5


                                  H. G. CAPITAL, INC.
                    ACQUISITION FINANCE ENGAGEMENT AGREEMENT

This Agreement is entered into by and between H. G. Capital Inc., whose office is at 22 Battery Street, Suite 701, San Francisco, California 94104 (hereafter "Capital") and Call Solutions, Inc. or assigns, whose address is 555 Whitehall Street, Atlanta, Georgia 30303 (hereafter "Client"). The parties agree as follows:

1. RETENTION: Client retains Capital to for the purposes of assisting in negotiations, structuring transaction, preparing proposal and locating financing for approximately $3,500,000.00 for the acquisition of Sharpe Communication Limited

2. SCOPE OF PROFESSIONAL SERVICES: Capital undertakes: 1. Assist client in the negotiation of the acquisition financing and ,(i) to assist the Client in the preparation of proposals and documentation and other materials required for marketing the Financing (all of which will be subject to the Clients and Capital's approval and will be based entirely on information supplied or approved by the Client without independent verification by Capital); (ii) to use our best efforts to place the Financing on terms approved by the Client; and
(iii) to provide the appropriate advisory services to enable the Client to evaluate various financing alternatives and proposals. Capital will, of course, treat all aspects of the transaction in a highly confidential manner. During the term of our engagement you will refer all offers and inquiries with respect to any financing for the project.

     Capital, acting jointly as your financial adviser and exclusive representative, will work closely with your personnel and with other outside advisers responsible for the assignment.

     The scope of our services will include, but not be limited to, the following:

     A. STRUCTURE ANALYSIS - Analyze the terms of potential transaction structures relative to market conditions, the Company's/Owner's financial objectives, and the relative merits of other possible structures.

     B. OFFERING MATERIALS - Assist you in the preparation of definitive offering documents describing the transaction or transactions including a summary of acceptable terms and market information. You shall provide us with all information and material relevant to the transaction to the extent they are available to you.

     C. MARKETING STRATEGY - Develop a marketing strategy to most efficiently and expeditiously target prospective lenders or investors.

     D. NEGOTIATIONS - Working jointly with you, initiate discussions and conduct negotiations with prospective investors. During the analytic phase of an assignment, we develop a judgment as to values and a thorough understanding of the legal and financial implications of a proposed transaction. Such knowledge, combined with the perspective of a third party, can be very valuable in negotiations. If it develops that the Company and a prospective investor have differing initial assessments as to value, Capital can be helpful in bridging early disagreements and preventing premature termination of discussions. It is our experience that an intermediary provides considerable assistance in maintaining momentum throughout the negotiating process.

     E. CLOSING - Work with you and your legal and accounting consultants in the final implementation phases to ensure a timely closing. These tasks, which are often the most time-consuming aspects of a transaction, require experienced coordination of attorneys, appraisers, accountants and other experts. This aspect of the assignment is extremely important. Our experience has shown that timely anticipation and solution of problems between the time when an agreement in principle is reached among parties and the closing can increase materially the chances of bringing the transaction to a successful conclusion.

3. TERM OF AGREEMENT - This Agreement shall remain in effect from the date of the Client executing this Agreement and shall continue in effect thereafter until terminated by either Capital or the Client. Termination shall become effective 30 days after written notice of termination (by registered or certified mail, return receipt requested) is received by the other party, subject to those provisions of this Agreement which have application subsequent to the termination of this Agreement.

     A. Capital is authorized to hire and retain for the benefit of Client such professional services, including but limited to accountants and attorneys, as may be necessary to completely and properly represent Client in regard to the transaction. However, such hiring and the terms of same shall be within the sole discretion of the Client, which upon approval, shall also be responsible for the hourly charges and costs of such professional services.


4. ACKNOWLEDGMENT & PROMISE TO PAY: The Client hereby acknowledges that this Agreement has been carefully reviewed and admit that the stated amount in
Section 4 above is a just and correct amount and agrees that there are no defenses, setoffs, or counterclaims against such amount and that the payment of such amount is due and payable as stated in Section 7 below. The Client further agrees that the stated amount will be paid as stated in Section 7 below and that all legal and/or collection expenses incurred by Capital or its assignee in the enforcement of this Acknowledgment and Promise to Pay will be paid by the Client.


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5.     OBLIGATIONS SURVIVING TERMINATION OF AGREEMENT:  Capital will be entitled to its Transaction Fee as set forth in paragraph 7 with respect to any Transaction consummated either: (A) during the term of this Agreement; or (B) within 24 months after the termination of this Agreement as to which a Buyer (or any affiliate or related party thereto) during the term of this Agreement (i) negotiated with the Client or with Capital on behalf of the Client or (ii) contacted Capital or the Client or was contacted by Capital or the Client regarding a possible Transaction.

6. OBLIGATIONS LIMITED: Capital shall be under no obligation to make an independent appraisal of assets or investigation or inquiry as to any information regarding or any representations of, the Client or any other participant in a Transaction, and shall have no liability in regard thereto.

7. COMPENSATION OF CAPITAL: Capital agrees to provide the services referred to in Section 2 hereof and the Client agrees to pay Capital as follows:

     A. RETAINER FEE: A fee of $3,500.00 (United States Dollars) for assisting in negotiations, valuations, and preparation of any material necessary in the completion of this transaction. Capital shall invoice at the rate of $200.00 per hour to be applied toward the retainer. The retainer is due upon the execution of this agreement.

     B. SUCCESS FEE - A fee in cash (United States Dollars) at closing equal to 4% of any consideration (cash, Letters of Credits) thereafter to be received by the Client or affiliated companies in a Financing Transaction.

     C. EXPENSES - The Client shall pay all of Capital's out-of-pocket expenses in connection with this Agreement, including but not limited to legal fees, mailing, air travel, car rental and lodging.


8. INDEMNITY: The Client agrees to indemnify and hold harmless Capital, including any affiliated companies, and their respective officers, directors, controlling persons and employees and any persons retained in connection with the performance of the services described herein (whether or not a consummated transaction results from said services) (the "Indemnities"), from and against all claims, damages, losses, liabilities and expenses as the same are incurred (including any legal or other expenses incurred in connection with investigating or defending against any such loss, claim, damage or liability or any action in respect thereof), related to or arising out of its activities hereunder. Notwithstanding the foregoing, the Client shall not be liable under this Agreement with respect to any loss, claim damage, liability or expense if a court having jurisdiction shall have determined by a final judgement that such loss, claim, damage, liability or expense solely resulted from Capital's willful misconduct or gross negligence in performing the services described above. If for any reason the foregoing indemnification is unavailable to the Indemnities or insufficient to hold them harmless, then the Client shall contribute to the amount paid or payable by the Indemnities as a result of such claim, damage, loss, liability or expense in such proportion as is appropriate to reflect not only the relative benefits received by the Client on the one hand, and Capital, on the other hand, but also the relative fault of the Client and Capital as well as any relevant equitable consideration; provided, that the Company's obligations to make contribution shall be such that the Indemnities shall not be liable for more than the fee Capital receives hereunder. The provision shall survive the termination of this Agreement, including the consummation or abandonment of any Transaction

9. DOCUMENT VERIFICATION: The parties acknowledge that at some point Client and buyer and/or lender may deem it advisable to communicate and exchange certain information directly. In this event, copies of all such information shall be provided to Capital without need of demand.

10. AUTHORITY: Each person signing this Agreement warrants and represents that he or she has the capacity, power and authority to enter into and consummate the transaction contemplated herein on his or her behalf of the party that he or she represents, as the case may be.

11. ENTIRE AGREEMENT AND GOVERNING LAW: This Agreement sets forth the entire understanding of the parties and supersedes any prior communications, understanding and agreements between the parties. This Agreement cannot be changed, nor can any of its provisions be waived, except by a writing signed by all parties. This Agreement shall be governed by the laws of the State of California without regard to its conflict of laws provisions, and venue shall be in the State of California.

12. DUE CONSULTATION: Client warrants and represents that Client has either had this Agreement reviewed by a competent professional advisor or that he or she has such experience or business ability as would make such consultation unnecessary, and this Agreement has been executed only after complete and satisfactory negotiation of same by Client.


The Headings contained in this Agreement are for reference purposes and shall not affect in any way the meaning or interpretation of this Agreement. If the foregoing is acceptable to you please so indicate by signing and returning to us the enclosed copy of this Agreement. H. G. CAPITAL, INC.



BY:
Herman  Weeks,  Chairman/CEO


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DATE:
CLIENT:
         Call  Solutions,  Inc.
         555  Whitehall  Street
         Atlanta,  Georgia   30303

BY:



ITS:



DATE:


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